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                                                                 EXHIBIT (a)(13)



[EMAIL MESSAGE FROM JEFF TRUE TO ALL EMPLOYEES OF THE COMPANY REGARDING THE EXCHANGE OFFER.]

**************REMINDER***************

If you intend to participate in the Option Exchange Program, your Election Form must be RECEIVED by Deborah Haynes by 9:00 p.m. Pacific Time, September 12, 2001. For your convenience, the Election Form is attached to this email. In order to exchange any of your option grants, you must print and sign this form and return it to Deborah at the address or fax number below.

2100 Seaport Blvd.
Redwood City, California 94063
U.S.A.
Phone: 650-385-5146
Fax: 650-385-4110

NOTE: Due to the administrative restrictions imposed by the Securities and Exchange Commission, NO LATE FORMS WILL BE ACCEPTED. Option Exchange information is always available on the HR intranet site:

http://central.informatica.com:72/Central/HumanResources/stock+programs/
option+exchange+program.htm